Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
DISTRIBUTIONS
(dollars in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002

Earnings:
Income before equity in earnings and gains (losses) on equity transactions of equity investments	$131,157	$138,869	$117,386	$90,921	$88,923
Fixed charges before preferred distributions	166,229	143,663	118,212	101,144	89,417
Distributions from equity investments	5,387	22,646	24,572	27,404	27,195
Capitalized interest	(335)	—	—	—	(3,057)
Adjusted Earnings	$302,438	$305,178	$260,170	$219,469	$202,478

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of note discounts and premiums and deferred financing fees)	$165,894	$143,663	$118,212	$101,144	$86,360
Capitalized interest	335	—	—	—	3,057
Preferred distributions	44,692	46,000	46,000	46,000	27,625
Combined Fixed Charges and Preferred Distributions	$210,921	$189,663	$164,212	$147,144	$117,042
Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.4x	1.6x	1.6x	1.5x	1.7x